May 23, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington DC  20549
Mail Stop 3561

Attention:  Linda Cvrkel, Branch Chief

Re:     The McClatchy Company
Form 10-K for the fiscal year ended December 30, 2007
Filed February 28, 2008
File Number 001-09824

Dear Ms. Cvrkel:

In response to your letter dated May 12, 2008, we have reviewed the Staff’s comments and question related to The McClatchy Company’s (the “Company”) Annual Report on Form 10-K for the year ended December 30, 2007, and are pleased to provide the additional information below.

Form 10-K for the fiscal year ended December 30, 2007

Management’s Discussion and Analysis, page 15
Critical Accounting Policies, page 15

1.
We note on pages 16 and 17 that you discuss your critical accounting policy with respect to Goodwill and Intangible Impairment and that you identify the estimates and judgments which most significantly affect the fair value calculation are assumptions related to revenue growth, newsprint prices, compensation, discount rate and private and public market trading multiples for newspaper assets.  However, your disclosure provides little context as to the level of subjectivity, variability, and uncertainty involved in each of the assumptions made by management.  For example, you should address, to the extent material, such factors as how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed, and whether the assumption is reasonably likely to change in the future.  Since critical accounting estimates and assumptions are based on matters that are highly uncertain, you should analyze their specific sensitivity to change, based on outcomes that are reasonably likely to occur and would have a material effect.  We believe you should provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information to investors.  Given the significance of the impairment charge related to goodwill and masthead assets, we believe you should significantly enhance your critical accounting policy in future filings to include a robust discussion of the factors noted above.  Please confirm your understanding and that you will comply with our comment in your response to us.

We will enhance the disclosure of our critical accounting policies with respect to Goodwill and Intangible Impairment in future filings. Specifically the Company will address the comment in its Quarterly Report on Form 10-Q for its second quarter ending June 29, 2008.

In connection with this response, we acknowledge that:

·	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please acknowledge receipt of this letter by file-stamping the additional copy of the first page of this letter with the date of receipt and returning it to the undersigned in the envelope provided for your convenience.

Please call the undersigned at (916) 321-1834 if you should have any further comments or questions concerning this matter.

Very truly yours,

Patrick J. Talamantes
Vice President, Finance and
Chief Financial Officer

CC:  Jean Yu, Staff Accountant via Federal Express
        Linda Cvrkel, Branch Chief via Federal Express

2